UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)

CRUZAN INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

889050 10 0

(CUSIP Number)

The Absolut Spirits Company, Inc.

1370 Avenue of the Americas

New York, New York 10019

Tel: (212) 641-8700

with a copy to

Karen A. Dewis, Esq.

McDermott Will & Emery LLP

600 Thirteenth St., NW

Washington, DC 20005

Tel. (202) 756-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. 889050 10 0

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Absolut Spirits Company, Inc.

IRS No. 13-4181021

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC and BK

5.      Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

US

Number of	7.	Sole Voting Power: 4,294,583 (See disclaimer of beneficial ownership in Item 5)

Shares Bene-

ficially	8.	Shared Voting Power: 0

Owned by Each

Reporting	9.	Sole Dispositive Power: 4,294,583 (See disclaimer of beneficial ownership in Item 5)

Person with:

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,294,583 (See disclaimer of beneficial ownership in Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

67.75%

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Cruzan International, Inc., a Delaware corporation (formerly known as Todhunter International, Inc.) (the “Corporation”). The principal executive offices of the Corporation are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.

Item 2. Identity and Background

This statement is filed by The Absolut Spirits Company, Inc. (the “Reporting Person”). The Reporting Person is a Delaware corporation principally engaged in the business of selling and marketing alcoholic beverages in the United States. The Reporting Person is a wholly owned subsidiary of V&S Vin & Sprit AB (publ) and is the exclusive U.S. importer of certain of V&S’s alcohol brands. The principal executive offices of the Reporting Person are located at 1370 Avenue of the Americas, New York, New York 10019. This address is also the business address for each of the Reporting Person’s directors and executive officers. The directors and executive officers of the Reporting Person are listed below:

Name	Position with Reporting Person; Principal Occupation; Citizenship
Members of the Board of Directors
Carl Horton	Director President and CEO of The Absolut Spirits Company, Inc. Citizen of the United States
Bengt Baron	Director President and CEO of V&S Vin & Sprit AB (publ) Citizen of Sweden
Ketil Eriksen	Director Senior Vice President of V&S Vin & Sprit AB (publ) Citizen of Norway
Executive Officers of the Reporting Person
Carl Horton	President and CEO Citizen of the United States
Matthias Aeppli	Vice President of Marketing Citizen of Switzerland

Michael Misiorski	Vice President of Finance and Administration, CFO/Secretary/Treasurer Citizen of the United States
James Schleifer	Vice President of Sales Citizen of the United States

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Reporting Person’s directors or executive officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Stock Purchase (as defined in Item 4 below) will be funded through a combination of the Reporting Person’s working capital and borrowings under the Reporting Person’s existing credit facility.

Item 4. Purpose of the Transaction

As described in greater detail in Item 6 below, on June 2, 2005, V&S Vin & Sprit AB (publ) and Angostura Limited, a limited company incorporated in Trinidad & Tobago (“Angostura”) entered into a Stock Purchase Agreement effective as of June 3, 2005 (the “Purchase Agreement”), pursuant to which V&S Vin & Sprit AB (publ) agreed to purchase from Angostura 4,294,583 shares of the Common Stock (the “Shares”), which Shares represented 67.75% of the outstanding Common Stock of the Corporation as of June 3, 2005 (the “Stock Purchase”). Pursuant to Section 10.3 of the Purchase Agreement, V&S Vin & Sprit AB (publ) assigned its rights under the Purchase Agreement to the Reporting Person. At the Closing (as defined in the Purchase Agreement), the Reporting Person will pay to Angostura cash in the amount of $28.37 per Share, or an aggregate of $121,837,320, by wire transfer of immediately available funds to a bank account designated by Angostura.

V&S Vin & Sprit AB (publ) entered into the Purchase Agreement to acquire a controlling equity interest in the Corporation. The Reporting Person is considering a possible acquisition of some or all of the remaining shares of Common Stock of the Corporation and is in the process of assessing its alternatives. These alternatives may include (a) a merger proposal to the Corporation, (b) a tender offer to the minority shareholders of the Corporation, or (c) a combination of a tender offer to the minority shareholders followed by a short-form merger under Delaware law. The Reporting Person expects to make changes to the Corporation’s board of directors upon the closing of any such transaction and may otherwise exercise its rights as a controlling stockholder to make changes to the Corporation’s Board of Directors to the extent consistent with the Corporation’s then existing articles of incorporation and/or bylaws.

The Reporting Person may also, but is not obligated to, purchase additional shares of Common Stock either in the open market or in separate negotiated transactions. In addition, the Reporting Person also reserves the right to dispose, in any manner and to the extent permitted by the securities laws, of some or all of the Shares, or any additional shares of Common Stock that it may in the future acquire.

Upon acquiring control of the Corporation, the Reporting Person may also (a) seek a voluntarily delisting of the Corporation’s Common Stock from the American Stock Exchange, and (b) cause the Corporation to deregister the Corporation’s Common Stock as soon as the Corporation is permitted to do so under the Securities Exchange Act of 1934, as amended.

Except as described in this Item 4, however, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed in Item 2 hereof, has any plans or proposals which relate to or would result in any of the consequences set forth in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Since the Reporting Person may have the right under the Purchase Agreement to acquire the Shares within 60 days, the Reporting Person may be deemed the beneficial owner of such Shares. However, the Reporting Person hereby declares that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is in fact the current beneficial owner of the Shares, and the Reporting Person hereby disclaims any such beneficial ownership under Rule 13d-4.

The Shares represented 67.75% of the outstanding Common Stock of the Corporation as of June 3, 2005.

(c) Except as otherwise reported herein, the Reporting Person has not effected a transaction in shares of Common Stock during the past 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 2, 2005, V&S Vin & Sprit AB (publ) and Angostura entered into the Purchase Agreement, effective as of June 3, 2005, pursuant to which V&S Vin & Sprit AB (publ) agreed to purchase from Angostura the Shares, which Shares represented 67.75% of the outstanding Common Stock of the Corporation as of June 3, 2005. Pursuant to Section 10.3 of the Purchase Agreement, V&S Vin & Sprit AB (publ) assigned its rights under the Purchase Agreement to the Reporting Person. At the Closing (as defined in the Purchase Agreement), the Reporting Person will pay to Angostura cash in the amount of $28.37 per Share, or an aggregate of $121,837,320, by wire transfer of immediately available funds to a bank account designated by Angostura.

The Closing will take place as promptly as possible following satisfaction or waiver of the conditions to Closing, which include, but are not limited to: (i) the Reporting Person, Angostura and the Corporation obtaining any and all material consents, approvals, authorizations, permits, licenses and waivers reasonably required to be obtained in connection with the Stock Purchase, including the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and the required consent of the Corporation’s lenders under the change-in-control provisions of the Corporation’s Amended and Restated Credit Agreement, (ii) the Reporting Person completing its due diligence review of the Corporation’s business and not having identified any matter or matters that, individually or in the aggregate, could reasonably be considered to have had, or could reasonably be likely to have, a material adverse effect on the Corporation, and (iii) the Board of Directors of the Corporation having given, and not withdrawn or revoked, its approval of the Stock Purchase. The Closing is expected to take place no later than September 30, 2005.

If the Reporting Person fails to proceed to Closing due to a matter or matters identified during its due diligence investigations of the Corporation, and such matter or matters, individually or in the aggregate, could not reasonably be considered to have had, or could not reasonably be expected to have, a material adverse effect on the Corporation, the Reporting Person shall pay to Angostura a termination fee of $10 million.

Angostura has agreed not to, in any manner, effect or seek, offer or propose to effect (a) any acquisition of the Corporation’s securities or assets, (b) any tender offer, exchange offer, merger or other business combination involving the Corporation or any of its subsidiaries or affiliates, (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Corporation or any of its subsidiaries or affiliates, (d) any solicitation of proxies or consents from the Corporation’s security holders, or (e) to join a group of other persons in effecting, seeking to effect, offering or proposing any of the actions enumerated in (a) through (d) above, without the written consent of the Reporting Person until June 3, 2010.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the terms of the Purchase Agreement, which is incorporated herein by reference to Amendment No. 11 to Angostura’s Schedule 13D filed on June 10, 2005.

Item 7. Material to Be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement between V&S Vin & Sprit AB (publ) and Angostura Limited effective as of June 3, 2005 (incorporated by reference to Amendment No. 11 to Angostura’s Schedule 13D filed on June 10, 2005).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2005

THE ABSOLUT SPIRITS COMPANY, INC.

By:	/s/	Michael Misiorski
Name: Michael Misiorski
Title: Chief Financial Officer

INDEX OF EXHIBITS

Number	Exhibit

Exhibit 1

Stock Purchase Agreement between V&S Vin & Sprit AB (publ) and Angostura Limited effective as of June 3, 2005 (incorporated by reference to Amendment No. 11 to Angostura’s Schedule 13D filed on June 10, 2005).